May 25, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention:	Jennifer Monick, Assistant Chief Accountant, Office of Real Estate and Commodities
Becky Chow, Staff Accountant

Re: Equinix, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

File No. 000-31293

Filed February 26, 2016

Ms. Monick and Ms. Chow:

On behalf of Equinix, Inc. (“Equinix” or the “Company”), we are in receipt of the comments set forth in your letter dated May 5, 2016.

I would like to ask that you consider granting us an extension to the response deadline to no later than Thursday, June 9, 2016. Please advise if you and your colleagues would be amenable to this request.

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6256.

Very truly yours,

/s/ Keith Taylor
Keith Taylor
Chief Financial Officer

cc:	Brandi Galvin Morandi, Chief Legal Officer